Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor						Successor
	Twelve months Ended December 29, 2001 (unaudited)		Twelve months Ended December 28, 2002 (unaudited)	Twelve months Ended December 27, 2003 (unaudited)	Twelve months Ended January 1, 2005 (unaudited)	Three months Ended April 2, 2005 (unaudited)	Nine months Ended December 1, 2005 (unaudited)
Consolidated pretax income (loss) from continuing operations	(23,798)		62,693	27,176	41,277	(20,947)	(2,329)
Interest	28,639		18,705	14,071	13,371	3,682	41,359
Interest portion of rent expense	8,500		8,194	8,104	8,412	2,214	7,010

Earnings	13,341		89,592	49,351	63,060	(15,051)	46,040

Interest	28,639		18,705	14,071	13,371	3,682	41,359
Interest portion of rent expense	8,500		8,194	8,104	8,412	2,214	7,010

Fixed Charges	37,139		26,899	22,175	21,783	5,896	48,369

Ratio of Earnings to Fixed Charges	—	(a)	3.33	2.23	2.89	— (b)	—	(c)

(a)	In fiscal 2001, earnings were insufficient to cover fixed charges by $23.8 million
(b)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million
(c)	In the nine months ended December 31, 2005, earnings were insufficient to cover fixed charges by $2.3 million